

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
8-30851

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



PROCESSING
RECEIVED
MAR 01 2002
143
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alliance Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard J. Friscia — 914 993 - 2525 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard J. Friscia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Fund Distributors, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Gerard J. Friscia
Signature

Senior Vice President & Controller
Title

Kim V. Mitchell
Notary Public
KIM V MITCHELL
Notary Public, State of New York
No. 01MI5065197
Qualified in Queens County
Commission Expires Sept. 3, 20 02

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in ~~Financial Condition~~. Cash Flow
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ALLIANCE FUND DISTRIBUTORS, INC.
(an indirect wholly-owned subsidiary of
Alliance Capital Management L.P.)



Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Alliance Fund Distributors, Inc.


MAR 01 2002

We have audited the accompanying statement of financial condition of Alliance Fund Distributors, Inc, (the "Company", an indirect wholly-owned subsidiary of Alliance Capital Management L.P.) as of December 31, 2001 that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alliance Fund Distributors, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 31, 2002, except as to Note 3, which is dated as of
February 14, 2002



ALLIANCE FUND DISTRIBUTORS, INC.
(an indirect wholly-owned subsidiary of
Alliance Capital Management L.P.)

Statement of Financial Condition

December 31, 2001

ASSETS

Cash	$ 81,219,681
Receivable:	
Brokers and dealers	137,129,203
Fees	30,194,133
Investments, at value	124,055,839
Due from affiliates, net	35,753,692
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $2,001,698	1,080,475
Deferred sales commissions, net of accumulated amortization of $1,049,473,624	647,965,790
Prepaid expenses and other assets	714,419
Total assets	$1,058,113,232

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable:	
Alliance Mutual Funds	$ 211,675,736
Brokers and dealers	67,150,396
Accounts payable and accrued expenses	36,682,213
	315,508,345
Subordinated notes payable to Alliance Capital Management Corporation of Delaware	741,000,000
Stockholder's equity:	
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding	10
Additional paid-in capital	4,004,990
Accumulated deficit and other comprehensive income	(2,400,113)
Total stockholder's equity	1,604,887
Total liabilities and stockholder's equity	$1,058,113,232

See accompanying notes to statement of financial condition.

ALLIANCE FUND DISTRIBUTORS, INC.
(an indirect wholly-owned subsidiary of
Alliance Capital Management L.P.)

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Effective October 29, 1999, Alliance Capital Management Holding L.P., formerly known as Alliance Capital Management L.P. ("Alliance Holding"), reorganized by transferring its business to Alliance Capital Management L.P., a newly formed private partnership ("Alliance"), in exchange for all of the Units in Alliance. Alliance Holding Units are publicly traded on the New York Stock Exchange while Alliance Units do not trade publicly and are subject to significant restrictions on transfer. Alliance recorded the transferred assets and assumption of liabilities at the amounts reflected in Alliance Holding's books and records on the date of transfer.

Alliance Fund Distributors, Inc. (the "Company") is a wholly-owned subsidiary of Alliance Capital Management Corporation of Delaware, which is a wholly-owned subsidiary of Alliance. The Company serves as distributor and/or underwriter for certain registered investment companies managed by Alliance ("Alliance Mutual Funds"). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Investments, at value

The Company's investments in Alliance Mutual Funds, principally money market funds, are stated at fair value. At December 31, 2001, there were no unrealized gains or losses.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized on a straight-line basis over the estimated useful lives of eight years for furniture and three to six years for equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the terms of the related leases.

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance Mutual Funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding five and one-half years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon the redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

Mutual Fund Underwriting Activities

Purchases and sales of shares of Alliance Mutual Funds in connection with the underwriting activities of the Company, including related commission income, are recorded on the trade date. Receivables from brokers and dealers for sale of shares of Alliance mutual funds are generally realized within three business days from trade date, in conjunction with the settlement of the related payables to Alliance Mutual Funds.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Alliance Capital Management Corporation of Delaware. In addition, the Company files separate state and local income tax returns. The federal, state and local income tax provision is computed on a separate company basis.

3. Contingencies

On April 25, 2001, an amended class action complaint ("amended Miller Complaint") entitled Miller, et al. v. Mitchell Hutchins Asset Management, Inc., et al., was filed in federal district court in the Southern District of Illinois against Alliance, the Company, and other defendants alleging violations of the federal Investment Company Act of 1940, as amended ("ICA") and breaches of common law fiduciary duty. The allegations in the amended Miller Complaint concern six mutual funds with which Alliance has investment advisory agreements, including Alliance Premier Growth Fund, Alliance Health Care Fund, Alliance Growth Fund, Alliance Quasar Fund, Alliance Fund, and Alliance Disciplined Value Fund. The principal allegations of the amended complaint are that (i) certain advisory agreements concerning these funds were negotiated, approved, and executed in violation of the ICA, in particular because certain directors of these funds should be deemed interested under the ICA; (ii) the distribution plans for these funds were negotiated, approved, and executed in violation of the ICA; and (iii) the advisory fees and distribution fees paid to Alliance and the Company, respectively, are excessive and, therefore, constitute a breach of fiduciary duty. Plaintiff seeks a recovery of certain fees paid by Alliance Premier Growth Fund to Alliance.

Alliance and the Company believe that plaintiffs' allegations in the amended Miller Complaint are without merit and intend to vigorously defend against these allegations. At the present time, management of Alliance and the Company are unable to estimate the impact, if any, that the outcome of these actions may have on Alliance's results of operations or financial condition.

On December 7, 2001 a complaint entitled Benak v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Benak Complaint") was filed in federal district court in the District of New Jersey against Alliance and Alliance Premier Growth Fund ("Premier Growth Fund") alleging violation of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the General Partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron and as a consequence thereof the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff allege were caused by the alleged breach of the duty of loyalty. Plaintiff seeks recovery of certain fees paid by Premier Growth Fund to Alliance. On December 21, 2001 a complaint entitled Roy v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Roy Complaint") was filed in federal district court in the Middle District of Florida, Tampa Division, against Alliance and Premier Growth Fund. The allegations and relief sought in the Roy Complaint are virtually identical to the Benak Complaint. On December 26, 2001 a complaint entitled Roffe v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Roffe Complaint") was filed in federal district court in the District of New Jersey against Alliance and Premier Growth Fund. The allegations and relief sought in the Roffe Complaint are virtually identical to the Benak Complaint. On February 14, 2002 a complaint entitled Tatem v. Alliance Capital Management L.P. and Alliance Premier Growth Fund ("Tatem Complaint") was filed in federal district court in the District of New Jersey against Alliance and Premier Growth Fund. The allegations and relief sought in the Tatem Complaint are virtually identical to the Benak Complaint.

Alliance believes the plaintiffs' allegations in the Benak Complaint, Roy Complaint, Roffe Complaint and Tatem Complaint are without merit and intends to vigorously defend against these allegations. At the present time, management of Alliance is unable to estimate the impact, if any, that the outcome of these actions may have on Alliance's results of operations or financial condition.

Alliance and Alliance Holding are involved in various other inquiries, administrative proceedings and litigation, some of which allege substantial damages. While any proceeding or litigation has the element of uncertainty, Alliance and Alliance Holding believe that the outcome of any one of the other lawsuits or claims that is pending or threatened, or all of them combined will not have a material adverse effect on Alliance's or Alliance Holding's results of operations or financial condition.

4. Related Party Transactions

The Company provides mutual fund distribution services for which it is paid a distribution reimbursement from Alliance, pursuant to a service agreement. In addition, the Company reimburses Alliance and its subsidiaries for mutual fund distribution services.

Certain subsidiaries of AXA Financial, Inc. ("AXA Financial") and affiliates of the Company distribute Alliance mutual funds for which they receive distribution payments which totaled approximately $7.9 million for the year ended December 31, 2001. Alliance's general partner is a wholly-owned subsidiary of AXA Financial and as of December 31, 2001, approximately 53% of Alliance's outstanding units were beneficially owned by AXA Financial. Included in payable to brokers and dealers at December 31, 2001 are distribution payments to certain AXA Financial subsidiaries aggregating $2.0 million.

Alliance charges the Company for its pro rata share of certain general overhead expenses incurred by Alliance.

The Company has loans outstanding payable to Alliance Capital Management Corporation of Delaware aggregating $741 million at December 31, 2001 under various subordinated loan agreements. The agreements have been approved by the National Association of Securities Dealers, Inc. and the loans are available for treatment as equity capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2001, the aggregate weighted average interest rate of the subordinated notes payable was 7.05%. The aggregate maturities of the subordinated notes payable for the years ended December 31, 2002, 2003, and 2004 are $27 million, $378 million, and $336 million, respectively. Interest payable on such loans aggregated $4.4 million and is included in due from affiliates, net at December 31, 2001.

5. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $43.6 million which is $34.3 million in excess of its required net capital of $9.3 million. The Company's ratio of aggregate indebtedness to net capital was 3.2 to 1.



345 Park Avenue
New York, NY 10154

The Board of Directors
Alliance Fund Distributors, Inc.

In planning and performing our audit of the statement of financial condition of Alliance Fund Distributors, Inc. (the "Company", an indirect wholly-owned subsidiary of Alliance Capital Management L.P.) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 31, 2002